Buenos Aires, February 19, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC), controlling company with a 98.21% stake in Pecom Energía S.A. (Buenos Aires: Peco), announces volumes and net average prices of the main products marketed by Pecom Energía S.A., and new transactions concerning the hedging price of produced crude oil.

Volumes and net average prices of the main products marketed

Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on December 31, 2002 was 3.38 pesos per United States dollar.

Change in the hedging price of crude oil produced for the year 2003

Concerning the hedging price of produced crude oil, in addition to the situation reported in the results for the third quarter of 2002, in January 2003, the Company executed crude hedging transactions for the second semester of 2003 for a volume of 30,300 bbls./d. Such hedging provides protection based on the WTI actual price establishing a minimum price of US$ 22.875 per barrel. Premiums paid for this hedging amount to US$ 8.5 million.